CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC

PURSUANT TO 17 C.F.R. SECTION 200.83

Mayer Brown LLP 1221 Avenue of the Americas New York, NY 10020-1001 United States of America T: +1 212 506 2500 F: +1 212 262 1910

July 12, 2024	mayerbrown.com

Via EDGAR	Anna T. Pinedo T: +1 212 506 2275 F: +1 212 849 5767 APinedo@mayerbrown.com

Securities Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street NE

Washington, DC 20549

Attention: Aisha Adegbuyi, Esq.

     Susan Block, Esq.

Re:	Marex Group plc

Draft Registration Statement on Form F-1

Confidentially submitted on June 5, 2024

CIK No. 001997464

Dear Ms. Adegbuyi and Ms. Block:

On behalf of our client, Marex Group plc (the “Company”), we set forth below the response of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated June 26, 2024 (the “Comment Letter”), regarding the Company’s draft registration statement on Form F-1 (the “Registration Statement”) confidentially submitted to the Securities and Exchange Commission (the “SEC”) on June 5, 2024.

For ease of reference, the Staff’s comments have been repeated below in bold type, followed by the Company’s responses thereto.

Draft Registration Statement on Form F-1

General

1. Please include the cover letter that you will publicly file your registration statement and nonpublic draft submission such that it is publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date. Refer to “Draft Registration Statement Processing Procedures Expanded,” available on our website at www.sec.gov.

Response: The Company acknowledges the Staff’s comment and is submitting simultaneously herewith, a cover letter confirming that the Company will publicly file its registration statement and nonpublic draft submission such that it is publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date.

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including

Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England & Wales), Mayer Brown (a Hong Kong partnership)

and Tauil & Chequer Advogados (a Brazilian law partnership).

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC PURSUANT TO 17 C.F.R. SECTION 200.83

Securities Exchange Commission

Aisha Adegbuyi and Susan Block

July 12, 2024

The Offering, page 25

2. We note your disclosure that you are offering notes on a continuous basis and the specific terms of each series of notes will be described in a separate pricing supplement. Given the different types of notes and terms you may be offering, please provide us an analysis how this constitutes a continuous offering on Form F-1 and under Rule 415 under the Securities Act. Refer to Rule 415(a)(1)(ix) and Rule 430A under the Securities Act. As part of your response, please explain to us why this would not be considered a delayed offering. Refer to Rule 415(a)(1)(x). In this regard, please remove the disclosure, as indicated in the third bullet point in the second column on the cover page, and throughout, that the notes may be issue as indexed notes, or provide us an analysis how this can be done on Form F-1 and under Rule 415 under the Securities Act.

Response:

Continuous Offering; Compliance with Rule 415(a)(1)(ix)and Form F-1. The Company respectfully submits that the offering described in the Registration Statement constitutes a continuous offering under Rule 415(a)(1)(ix) under the Securities Act. Under this rule, securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities, other than asset-backed securities (as defined in 17 C.F.R. § 229.1101(c)), the offering of which (1) will be commenced promptly, (2) will be made on a continuous basis and (3) may continue for a period in excess of 30 days from the date of initial effectiveness.

As stated on the cover page of the Registration Statement, the offering of notes will commence “as soon as practicable after the effective date of this Registration Statement.” As described on the cover page, summary of the offering and Plan of Distribution of the draft Registration Statement, the Company intends to offer “on a continuous basis” up to $600 million aggregate principal amount of notes and such notes will be offered and sold “on a continuous basis after the effective date of the Registration Statement.” Upon the effectiveness of the Registration Statement, the registrant intends to promptly offer notes, at a public offering price of 100% of the principal amount of the notes, to or through one or more dealers or agents or directly to purchasers, on a continuous basis, and, as noted in the response to comment 3, to the extent that the Company engages underwriters, to or through underwriters that the Company will identify in a post-effective amendment. As discussed below, the Notes that are intended to be offered are medium-term notes.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC PURSUANT TO 17 C.F.R. SECTION 200.83

Securities Exchange Commission

Aisha Adegbuyi and Susan Block

July 12, 2024

In accordance with Rule 415(a)(2) under the Securities Act, the Company reasonably expects the aggregate principal amount of Notes registered under the Registration Statement will be offered and sold within two years from the initial effective date of the Registration Statement. The Company has also checked the first box on Form F-1 to indicate that the securities it is registering on Form F-1 are to be offered on a continuous basis pursuant to Rule 415 under the Securities Act. The Registration Statement also contains the required contents for Form F-1 as prescribed by the SEC, including the applicable provisions of Regulation S-K and Form 20-F, as identified by the SEC form. In particular, the Description of Notes section in the draft Registration Statement provides the required information with respect to the description of debt securities, as prescribed by Part I, Item 12.A of Form 20-F (which item is required by Part I of Form 20-F, which in turn is required by Item 4 of Form F-1). Consistent with Rule 415(a)(3) under the Securities Act, the Company has also furnished the undertakings required by Rule 512(a) of Regulation S-K in Item 9 of the Registration Statement. Therefore, the Company believes that the offering described in the Registration Statement is permitted under the provisions of Rule 415(a)(1)(ix) and Form F-1.

The Company modeled the structure of this offering on medium-term note (MTN) programs. As discussed by the SEC in its revised Rule 415 adopting release in 1983, Rule 415 was intended to cover primary offerings of securities eligible to be registered on Form S-3 and “traditional” shelf offerings. See Shelf Registration, Securities Act Release No. 33-6499 (Nov. 27, 1983). These “traditional” offerings include offerings on a best efforts basis and continuous debt sales by finance companies to their customers. Offerings from time to time of medium-term notes with varying maturities and interest rates, directly or through investment banking firms acting as agent or as principal, have been considered “traditional” offerings eligible to be made in reliance on Rule 415(a)(1)(ix). The offering of the Notes by the Company fits within this traditional shelf registration model. The SEC has allowed MTN offerings and similar traditional shelf offerings to be permitted under Rule 415(a)(1)(ix). See, e.g., Sears Receivables Financing Group, Inc., SEC No-Action Letter, 1991 WL 176794 (July 1, 1991). Historically, medium-term note offerings have been permitted to be structured as continuous offerings in identifiable tranches with varying maturities and different rates of interest (including both fixed and floating interest rates and denominations in foreign currencies). See also Johnson, McLaughlin and Pinedo, “Corporate Finance and the Securities Laws,” 7th edition (December 2023) at page 8-74 (“[T]he SEC began in the 1970s to permit the registration of MTNs proposed to be offered on a continuous basis by finance companies and bank holding companies, and the technique was incorporated into Rule 415(a)(1)(ix).”) Furthermore, the SEC’s publicly available interpretations on Rule 415 expressly contemplate the establishment and issuance of notes in a medium-term note program under Rule 415 (see Items 21 and 22), including in particular, a continuous MTN offering conducted under Rule 415(a)(ix) (See Item 41).

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC PURSUANT TO 17 C.F.R. SECTION 200.83

Securities Exchange Commission

Aisha Adegbuyi and Susan Block

July 12, 2024

Compliance with Rule 430A; Different Types of Notes in Prospectus and Specific Terms in Pricing Supplement. The Company respectfully submits that the prospectus contained in the draft Registration Statement complies with Rule 430A under the Securities Act. Under this rule, the form of prospectus filed as part of a registration statement that is declared effective: (1) may omit certain pricing-related information (the “430A Information”), as long as (2) the securities to be registered are offered for cash, (3) the registrant furnishes the undertaking required by Item 512(i) of Regulation S-K and (4) the omitted 430A Information is subsequently filed with the SEC by the registrant in a Rule 424(b) or Rule 497(h) prospectus or in a post-effective amendment. The above-requisites (2) and (3) are met as the Company is offering the notes for cash and has furnished the required Item 512(i) undertaking in Item 9 of the draft Registration Statement. Requisite (4) would also be met as the Company would file any remaining pricing-related 430A Information in a pricing supplement (or if needed, a post-effective amendment), in connection with note issuances, consistent with the Company’s disclosures in the Registration Statement as well with the Company’s undertaking in Item 9 of the Registration Statement.

With respect to requisite (1) above, the Company respectfully submits that the only required information that is omitted from the draft Registration Statement constitutes 430A Information, as permitted by SEC rules. The draft Registration Statement (a) states that the notes will be offered at a public offering price of 100% of the principal amount of notes, (b) provides a numerical range between 0.300% to 3.150% for dealer discounts and commissions, (c) contains a Plan of Distribution that describes how the notes will be offered through or to underwriters, dealers, agents or purchasers on a continuous basis, and (d) contains a Description of Notes section that describes the features of the notes and other information required by Item 12A of Form 20-F. We acknowledge that the draft Registration Statement does not contain the interest rates and maturity dates of the notes to be issued, or the final underwriting or dealer discounts or commissions (collectively, “Omitted Items”). However, we submit that these Omitted Items constitute 430A Information, as discussed below.

Rule 430A states that the following information may be omitted: “the public offering price, underwriting syndicate (including any material relationships between the registrant and underwriters not named therein), underwriting discounts or commissions, discounts or commissions to dealers, amount of proceeds, conversion rates, call prices and other items dependent upon the offering price, delivery dates, and terms of the securities dependent upon the offering date.” (Emphasis added). In SEC Release No. 33-6714 (Elimination of Certain Pricing Amendments and Revision of Prospectus Filing Procedures) (52 FR 108) (June 5, 1987), the SEC also stated that Rule 430A Information includes “interest rates and dividend rates on the securities being offered,” as well as “amounts and dates of sinking fund or similar payments, interest or dividend payments, record dates, date from which interest or dividends will accrue and redemption dates.” (Emphasis supplied) (See page 21253 and footnote 18). Hence, the omission of the Omitted Items, including the final interest rates, interest amounts and interest payment dates on the notes, from the Registration Statement is permitted by Rule 430A.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC PURSUANT TO 17 C.F.R. SECTION 200.83

Securities Exchange Commission

Aisha Adegbuyi and Susan Block

July 12, 2024

We acknowledge the Staff’s observation that different kinds of notes are described in the draft Registration Statement (e.g., fixed rate notes, floating rate notes, fixed-to-floating rate notes, floating-to-fixed rate notes) and that the specific terms of the notes will be set forth in the relevant pricing supplement. Based on the above discussion however, the Company respectfully submits that Rule 430A allows the Company to omit the final interest rate from the prospectus in the Registration Statement and to file such omitted information in a pricing supplement for the relevant notes issued subsequent to effectiveness. See also item 41 of the SEC’s publicly available telephone interpretations on Rule 415, which provide that a prospectus filed as part of an effective registration statement covering a continuous medium-term note offering under Rule 415(a)(l)(ix) may omit information permitted to be omitted under Rule 430A, and subsequently, the registrant may file a pricing supplement reflecting changes in the price, maturity date or other limited terms under Rule 424(b)(l) or (4), and subsequent pricing supplements under (b)(3).

Not a Delayed Offering under Rule 415(a)(1)(x). The Company respectfully submits that the offering described in the Registration Statement constitutes a “continuous” offering under Rule 415(a)(1)(ix) instead of a “delayed” offering under Rule 415(a)(1)(x) under the Securities Act. In a delayed offering, there is no present intention to offer and sell securities at the time of effectiveness of the registration statement. Moreover, in a delayed offering under Rule 415(a)(1)(x), the registrant statement may omit certain information as permitted by Rule 430B such as the plan of distribution of the securities, the description of the securities being registered other than an identification of the name or class or such securities and the identification of other issuers. In contrast, here, the offering of the Company is not delayed, as there is a bona fide intent to offer the securities promptly and on a continuous basis, as described in the Registration Statement. Moreover, the draft Registration Statement contains a Plan of Distribution, and a Description of Notes being registered and describes the material terms of the notes to be offered thereunder and such other information that a reasonable investor would consider material for its investment decision, save for the Omitted Items which will be provided investors subsequently and before the confirmation of any sale of the notes, as permitted pursuant to Rule 430A.

We would appreciate the opportunity to discuss with the Staff on a call the Staff’s comment and question regarding indexed notes, which, as indicated above, we believe are allowed to be issued under Rule 415 in a continuous offering under Rule 415(a)(1)(ix).

Part II

Information Note Required in Prospectus

Item 9. Undertakings, page II-3.

3. We note your disclosure on the cover page that you anticipate naming underwriters, dealers or agents in the applicable pricing supplement. Please confirm your understanding that you will need to file a post-effective amendment once you have identified underwriters for your individual offerings, since you appear ineligible to rely on Rule 430B under the Securities Act. Please revise or advise.

CONFIDENTIAL TREATMENT REQUESTED BY MAREX GROUP PLC PURSUANT TO 17 C.F.R. SECTION 200.83

Securities Exchange Commission

Aisha Adegbuyi and Susan Block

July 12, 2024

Response: The Company acknowledges the Staff’s comment. The Company anticipates that offerings generally will be conducted through agents or dealers and not on a firm commitment or underwritten basis. To the extent that an underwriter is used, the Company will file a post-effective amendment to identify the underwriter. The Company’s next draft registration statement will incorporate language to this effect.

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We appreciate the Staff’s time and attention to the draft Registration Statement. If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned, Anna T. Pinedo at (212) 506-2275.

Sincerely,

/s/ Anna T. Pinedo
Anna T. Pinedo

cc:	Ian Lowitt, Chief Executive Officer, Marex Group plc

Arianne Vanden Berghe, Senior Legal Counsel, Marex Group plc

Ryan Castillo, Esq., Mayer Brown LLP